UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                          FORM 11-K


X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1997

                             OR

    __ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES
                    EXCHANGE ACT OF 1934

          For the transition period from N/A to N/A


               COMMISSION FILE NUMBER  1-12149


           CONSOLIDATED FREIGHTWAYS 401(k) PLAN

            Consolidated Freightways Corporation
            Incorporated in the State of Delaware
       I.R.S. Employer Identification No.  77-0425334
          175 Linfield Drive, Menlo Park, CA  94025
               Telephone Number (650) 326-1700



                          SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                  Consolidated Freightways 401(k) Plan

June 26, 1998                      /s/Stephen D. Richards
                                      Stephen D. Richards
                                      Senior Vice President and
                                         General Counsel







                    CONSOLIDATED FREIGHTWAYS 401(K) PLAN

                    FINANCIAL STATEMENTS AND SCHEDULES
                    AS OF DECEMBER 31, 1997 AND 1996
                    TOGETHER WITH AUDITORS' REPORT





               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Compensation Committee of the
Consolidated Freightways Corporation Board of Directors:

We have audited the accompanying statements of net assets available for benefits of the Consolidated Freightways 401(k) Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits, with fund information, for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/Arthur Andersen LLP
Portland, Oregon,
  June 5, 1998











                 CONSOLIDATED FREIGHTWAYS 401(K) PLAN


                   AS OF DECEMBER 31, 1997 AND 1996




          INDEX TO REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS,

                  FINANCIAL STATEMENTS AND SCHEDULES




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Plan Benefits with Fund
      Information as of December 31, 1997                                   1

  Statement of Net Assets Available for Plan Benefits with Fund
      Information as of December 31, 1996                                   2

  Statement of Changes in Net Assets Available for Plan Benefits with
      Fund Information for the Year Ended December 31, 1997                 3


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                                 4


SUPPLEMENTAL SCHEDULES:

  Schedule I:Item 27a - Schedule of Assets Held for Investment
      Purposes as of December 31, 1997                                      8

  Schedule II:Item 27d - Schedule of Reportable Transactions for the
      Year Ended December 31, 1997                                          9







                      CONSOLIDATED FREIGHTWAYS 401(K) PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997




                                                              Participant Directed


                                                                                                   U.S.
                                   Equity     International   Growth         New        Bond     Treasury
                                    Index        Stock         Stock       Income      Index    Money Market
                                    Trust        Fund          Fund         Fund       Trust      Trust

ASSETS:
  Investments, at fair value-
    T. Rowe Price:
      Shares in registered
       investment companies        $     -    $5,794,227    $15,374,235   $3,430,263  $     -     $       -

      Common trust funds           663,834             -              -            -   27,864     4,631,039

      Corporate stock                    -             -              -            -        -             -

    Participant loans                    -             -              -            -        -             -


          Total investments        663,834     5,794,227     15,374,235    3,430,263   27,864     4,631,039


  Employee contributions            12,873        38,078         84,989       22,288    1,128         29,843
     receivable


     Net assets available
        for plan benefits         $676,707    $5,832,305    $15,459,224   $3,452,551  $28,992     $4,660,882

         The accompanying notes are an integral part of this statement.





                      CONSOLIDATED FREIGHTWAYS 401(K) PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997




                                                                 Participant Directed



                                                                                         Retirement
                                                            Retirement    Retirement     Strategy
                                Science and    Equity        Strategy      Strategy       Trust -
                                Technology    Income         Trust -      Trust -      Conservative
                                   Fund         Fund         Balanced     Income Plus     Growth

ASSETS:
  Investments, at fair value-
    T. Rowe Price:
      Shares in registered
       investment companies     $14,915,937  $13,233,974  $        -     $       -     $      -

      Common trust funds                  -            -   6,490,622       136,713      298,888

      Corporate stock                     -            -           -             -            -

    Participant loans                     -            -           -             -            -


          Total investments      14,915,937   13,233,974   6,490,622       136,713      298,888


  Employee contributions             98,457       72,324      37,416         2,104        5,343
     receivable


     Net assets available
        for plan benefits       $15,014,394  $13,306,298  $6,528,038     $ 138,817     $304,231


The accompanying notes are an integral part of this statement.




                      CONSOLIDATED FREIGHTWAYS 401(K) PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1997





                                       CFC
                                     Common      Participant
                                   Stock Fund      Loans          Total


ASSETS:
  Investments, at fair value-
    T. Rowe Price:
      Shares in registered
       investment companies        $      -       $        -  $ 52,748,636

      Common trust funds                  -                -    12,248,960

      Corporate stock             1,150,574                -     1,150,574

    Participant loans                     -        2,790,430     2,790,430


          Total investments       1,150,574        2,790,430    68,938,600


  Employee contributions             13,035               -        417,878
     receivable


     Net assets available
        for plan benefits        $1,163,609      $2,790,430    $69,356,478


        The accompanying notes are an integral part of this statement.






                      CONSOLIDATED FREIGHTWAYS 401(K) PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996





                                                                       Participant Directed



                                                      International    Growth      New        Prime
                                                          Stock        Stock      Income     Reserve
                                                           Fund          Fund       Fund       Fund


ASSETS:
  Investments, at fair value-
    T. Rowe Price:
      Shares in registered investment companies         $5,129,448     $9,987,906  $2,800,080  $3,566,751
      Participant loans                                          -              -           -           -


          Total investments                              5,129,448      9,987,906   2,800,080   3,566,751


  Employee contributions receivable                         56,077        104,367      32,877      42,170


NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $5,185,525     $10,092,273 $2,832,957  $3,608,921


         The accompanying notes are an integral part of this statement.



                      CONSOLIDATED FREIGHTWAYS 401(K) PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                             AS OF DECEMBER 31, 1996





                                                                     Participant Directed


                                                           Science
                                                             and         Equity
                                                         Technology      Income       Balanced    Participant
                                                             Fund         Fund          Fund        Loans        Total


ASSETS:
  Investments, at fair value-
    T. Rowe Price:
      Shares in registered investment companies        $12,216,872  $7,870,638  $4,665,011  $        -      $46,236,706
      Participant loans                                          -           -           -   1,217,755        1,217,755


          Total investments                             12,216,872   7,870,638   4,665,011   1,217,755       47,454,461


  Employee contributions receivable                        132,175      80,466      48,800           -          496,932


NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $12,349,047  $7,951,104  $4,713,811  $1,217,755      $47,951,393


         The accompanying notes are an integral part of this statement.







                      CONSOLIDATED FREIGHTWAYS 401(K) PLAN


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                   INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                          Participant Directed






                                                                                                   U.S.
                                   Equity     International    Growth        New       Bond      Treasury       Prime
                                    Index        Stock          Stock      Income      Index    Money Market   Reserve
                                    Trust        Fund           Fund        Fund       Trust      Trust          Fund


ADDITIONS:
  Participant
    contributions                $196,254     $1,639,589   $ 3,233,632   $ 927,537    $21,024  $  685,199   $   547,359

  Dividend and
    interest income                     -              -             -           -          -     111,501        89,292

  Net realized and
    unrealized appreciation
    (depreciation) in fair
     value of invesments           46,512        124,826     2,936,512     277,830      1,582           -             -



     Total additions              242,766      1,764,415     6,170,144   1,205,367     22,606     796,700       636,651


DEDUCTIONS:
  Transfers out
   (in) to other plans             (7,540)         5,946        (8,025)        811       (848)    (72,426)       16,620

  Distributions to
    participants                    7,780        195,075       441,880     132,259          -     145,907       153,816

     Total deductions                 240        201,021       433,855     133,070       (848)     73,481       170,436


  Net increase prior to
   interfund transfers, net       242,526      1,563,394     5,736,289   1,072,297     23,454     723,219       466,215


Interfund transfers, net          434,181       (916,614)     (369,338)  (452,703)      5,538   3,937,663    (4,075,136)


     Net increase
       (decrease)                 676,707        646,780     5,366,951    619,594      28,992   4,660,882    (3,608,921)


NET ASSETS AVAILABLE FOR PLAN
  BENEFITS,  as of
  December 31, 1996                     -      5,185,525    10,092,273   2,832,957          -           -     3,608,921

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, as of
  December 31, 1997              $676,707     $5,832,305   $15,459,224   $3,452,551   $28,992  $4,660,882   $         -

                                                  The accompanying notes are an integral part of this statement.






                      CONSOLIDATED FREIGHTWAYS 401(K) PLAN


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                   INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                          Participant Directed



                                                                          Retirement     Retirement
                                  Science and      Equity                   Strategy      Strategy
                                 Technology        Income      Balanced       Trust -       Trust -
                                    Fund            Fund        Fund        Balanced     Income Plus


ADDITIONS:
  Participant
    contributions                $3,895,161   $2,654,125    $   637,652      $ 832,859      $ 32,882

  Dividend and
    interest income                       -            -              -              -             -

  Net realized and
    unrealized appreciation
    (depreciation) in fair
     value of invesments            186,809    2,629,613        576,532        309,101         7,645



     Total additions              4,081,970    5,283,738      1,214,184       1,141,960       40,527


DEDUCTIONS:
  Transfers out
   (in) to other plans              (25,730)     (28,471)         4,870          (6,250)           -

  Distributions to
    participants                    291,592      250,780         82,679          73,986            -

     Total deductions               265,862      222,309         87,549          67,736            -


  Net increase prior to
   interfund transfers, net        3,816,108    5,061,429     1,126,635       1,074,224       40,527


Interfund transfers, net          (1,150,761)     293,765    (5,840,446)      5,453,814       98,290


     Net increase
       (decrease)                  2,665,347    5,355,194    (4,713,811)      6,528,038      138,817


NET ASSETS AVAILABLE FOR PLAN
  BENEFITS,  as of
  December 31, 1996               12,349,047    7,951,104     4,713,811               -            -

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, as of
  December 31, 1997              $15,014,394  $13,306,298   $         -      $6,528,038     $138,817


The accompanying notes are an integral part of this statement.


                      CONSOLIDATED FREIGHTWAYS 401(K) PLAN


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                   INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                  Participant Directed


                                  Retirement
                                   Strategy
                                    Trust -          CFC
                                Conservative       Common      Participant
                                   Growth         Stock Fund       Loans        Total


ADDITIONS:
  Participant
    contributions                 $101,677     $  295,530   $        -     $15,700,480

  Dividend and
    interest income                      -              -      153,673         354,466

  Net realized and
    unrealized appreciation
    (depreciation) in fair
     value of invesments            12,424        (65,749)           -       7,043,637



     Total additions               114,101        229,781      153,673      23,098,583


DEDUCTIONS:
  Transfers out
   (in) to other plans                (844)       (13,931)           -        (135,818)

  Distributions to
    participants                         -          2,765       50,797       1,829,316

     Total deductions                 (844)       (11,166)      50,797       1,693,498


  Net increase prior to
   interfund transfers, net        114,945        240,947      102,876      21,405,085


Interfund transfers, net           189,286        922,662    1,469,799               -


     Net increase
       (decrease)                  304,231      1,163,609    1,572,675      21,405,085


NET ASSETS AVAILABLE FOR PLAN
  BENEFITS,  as of
  December 31, 1996                     -              -     1,217,755      47,951,393

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, as of
  December 31, 1997               $304,231     $1,163,609   $2,790,430     $69,356,478

           The accompanying notes are an integral part of this statement.




                 CONSOLIDATED FREIGHTWAYS 401(K) PLAN


              NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                   AS OF DECEMBER 31, 1997 AND 1996



1.  DESCRIPTION OF PLAN:

The following description of the Consolidated Freightways 401(k) Plan
(the Plan) is provided for general information purposes only.
Participants should refer to the Plan document for more complete information.


General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was established effective May 1, 1993. The
Plan was amended in 1997, changing the name from the CF MotorFreight
Savings Plan, adding additional investment options and increasing the number of loans available to each participant, among other changes.
The overall responsibility for administering the Plan rests with the Consolidated Freightways Corporation Administrative Committee (the
Committee) which is appointed by the Chief Executive Officer of the Company. The Plan's trustee, T. Rowe Price Trust Company (the
Trustee), is responsible for the management and control of the Plan's assets.

The Plan is intended to qualify as a profit sharing plan under section
401(a) of the Internal Revenue Code (the Code), with a salary deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of ERISA. The related trust is intended to comply with
Section 501 of the Code.

Employees are eligible to participate in the Plan if they are covered by an eligible collective bargaining agreement, are not leased employees and are not nonresident aliens with no U.S. earned income.
Employees of subsidiaries with substantially all operations outside of the United States, unless the Employer makes contributions under the Federal Insurance Contributions Act on behalf of the employees and they do not accrue benefits under a Company-funded pension plan other than the Consolidated Freightways Corporation Pension Plan, are not eligible.


Contributions

An eligible employee may elect to contribute from 1% to 15% of pretax compensation to the Plan, subject to certain Internal Revenue Service limitations. Each participating employee may direct contributions into one or more of the twelve investment funds set up under the Plan.
Consolidated Freightways Corporation of Delaware (the Company) makes no matching contributions for participants of the Plan.


Participant Accounts

A separate account is maintained for each participant of the Plan.
Participant contributions are credited to individual investment funds as directed by the participant. Net earnings of the individual investment funds are allocated to each participant's account based upon the value of the participant's fund balance in relation to the Plan's total fund balance.


Vesting

Participants are fully vested at all times in all contributions made to the Plan plus net earnings thereon.


Participant Loans Receivable

The Plan has a loan provision allowing participants access to funds in their accounts. Participants can have up to three loans outstanding at one time and may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) the participant's elective contributions and related earnings, (b) 45% of the participant's account or (c) $50,000 reduced by the participant's highest aggregate loan balance within the preceding 12 months. Loans are secured by the participant's account balances. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Loan
Fund. Loans can be made for a term not to exceed 4-1/2 years and bear interest at a reasonable rate determined by the Committee. Loans outstanding at December 31, 1997 bear interest at rates ranging from 7.25% to 10.00%. Principal and interest are paid ratably through payroll deductions.


Distributions to Participants

Participants become eligible for distribution upon termination of employment, disability, retirement, reaching age 70-1/2 or death.
Distributions are payable in the form of (a) lump sum payments, (b) a series of substantially equal installments over a certain period not to exceed the life expectancy of the participant, the joint life expectancies of the participant and the participant's beneficiary or
(c) direct rollover into an eligible retirement plan.


Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the accounts of all affected participants shall remain fully vested and nonforfeitable.
Upon termination of the Plan, the net assets shall be transferred to a successor defined contribution plan or other qualified plan, or be distributed to each participant in the amount credited to his or her account.



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.


Valuation of Investments

The investments in T. Rowe Price mutual funds and common trust funds in the accompanying financial statements are stated at fair value.
Fair value for shares in a registered investment company is determined by quoted market price which represents the net asset value of shares held by the Plan. Participant loans receivable are valued at cost which approximates fair value.


Income Recognition

Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

The difference in fair value from one period to the next is included in net realized and unrealized appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for Plan benefits with fund information. The net realized and unrealized appreciation (depreciation) in fair value of investments also includes realized gains and losses on sales of investments during the year.

Purchases and sales of investments are recorded on a trade date basis.


Distribution to Participants

Benefit payments to participants are recorded upon distribution.


Administrative Expenses

During 1997 and 1996, all administrative expenses of the Plan were paid by the Company.


Estimates

Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto.
Actual results could differ from these estimates.



3.  INVESTMENTS:

Participants may direct their elective deferrals and earnings thereon into twelve investment options. Elections can be changed daily. A description of each investment option follows:

  Equity Index Trust - This fund invests primarily in common stocks that make up the S&P 500 Index.

  International Stock Fund - This fund invests primarily in the stocks of established growth companies outside of the United States such as Europe, the Far East, Australia, Canada and other areas.

  Growth Stock Fund - This fund invests primarily in common stocks of well-established growth companies whose earnings have grown faster than the rate of inflation and the economy in general.

  New Income Fund - This fund invests primarily in corporate bonds, bank obligations, U.S. government, and mortgage-backed securities.

  Bond Index Trust - This fund invests primarily in U.S. and foreign government securities and corporate bonds, as well as other securities.

  U.S. Treasury Money Market Trust - This fund invests primarily in short-term U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

  Science and Technology Fund - This fund invests primarily in stocks of companies that are expected to benefit from the development, advancement, and use of science and technology.

  Equity Income Fund - This fund invests primarily in common stocks of established companies that pay above-average dividends and have prospects of future dividend increases.

  Retirement Strategy Trust-Balanced - This fund invests primarily in domestic and international stocks (60%) and fixed income securities
  (40%).

  Retirement Strategy Trust-Income Plus - This fund invests primarily in fixed income securities (60%) and common stocks (40%).

  Retirement Strategy Trust-Conservative Growth - This fund invests primarily in domestic and international stocks (80%) and fixed income securities (20%).

  CFC Common Stock Fund - This fund invests in the common stock of Consolidated Freightways Corporation.

During 1997, the Plan discontinued the Prime Reserve Fund and the
Balanced Fund as investment options.



4.  INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the Company by letter dated February 10, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since this date. The plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.



5.  RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares in funds managed by T. Rowe Price.
T. Rowe Price is the trustee as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest.



                                                            SCHEDULE I

                 CONSOLIDATED FREIGHTWAYS 401(K) PLAN


                            EIN 94-1444798

                             PLAN NO. 004

      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        AS OF DECEMBER 31, 1997
                               (Note 5)

  Identity of       Description of Investment
Issue, Borrower,  Including Maturity Date, Rate              Current
   Lessor  or     of Interest,  Collateral, Par      Cost      Value
 Similar Party          or Maturity Value

                 Shares in registered
                  investment companies:
*T. Rowe Price       International Stock Fund
                     (431,760.558 shares)       $ 5,619,353  $ 5,794,227

*T. Rowe Price       Growth Stock Fund
                     (530,328.922 shares)        13,319,730   15,374,235

*T. Rowe Price       New Income Fund
                      (378,198.818 shares)        3,364,342    3,430,263
*T. Rowe Price       Science and Technology
                     Fund (547,173.020 shares)   15,301,729   14,915,937

*T. Rowe Price       Equity Income Fund
                     (507,632.298 shares)        10,899,408   13,233,974


                   COMMON TRUST FUNDS:
*T. Rowe Price       Equity Index Trust
                     (26,789.100 shares)            623,553      663,834
*T. Rowe Price       Bond Index Trust
                     (1,956.773 shares)              27,075       27,864
*T. Rowe Price       U.S. Treasury Money Market
                     Trust (4,631,039.000         4,631,039    4,631,039
                     shares)
*T. Rowe Price       Retirement Strategy Trust-
                     Balanced (384,287.854        6,192,361    6,490,622
                     shares)
*T. Rowe Price       Retirement Strategy Trust-
                     Income Plus
                     (8,797.466 shares)             131,216      136,713

*T. Rowe Price       Retirement Strategy Trust-
                     Conservative Growth
                     (17,011.268 shares)            287,350      298,888

                   CORPORATE EQUITY:
*T. Rowe Price       CFC Common Stock
                     (84,445.798 shares)          1,238,507    1,150,574

                   PARTICIPANT LOANS:
*Plan Participants   Participant loans
                     receivable with interest
                     rates from
                     7.25% to 10.00% and          2,790,430    2,790,430
                     maturing through 2002

                                                $64,426,093  $68,938,600


* Represents a party-in-interest as of December 31, 1997.

Note:  Cost is calculated using the moving average cost method.


     The accompanying notes are an integral part of this schedule.




                                                                     SCHEDULE II


                      CONSOLIDATED FREIGHTWAYS 401(K) PLAN


                                 EIN 94-1444798

                                  PLAN NO. 004

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                    (Note 5)




                                                              Purchases
Identity of  Description of Asset, Including Maturity
                               Date,
   Party           Rate of Interest, Collateral,       Number of     Purchase
   Involved              and Par or Maturity          Transactions     Price
                               Value

*T. Rowe Price    International Stock Fund                 145       $2,351,074

*T. Rowe Price    Growth Stock Fund                         94        6,109,929

*T. Rowe Price    U.S. Treasury Money Market Fund           87        5,969,730

*T. Rowe Price    Prime Reserve Fund                        54        1,498,246

*T. Rowe Price    Science & Technology Fund                107        7,151,959

*T. Rowe Price    Equity Income Fund                       129        5,575,985

*T. Rowe Price    Balanced Fund                             37          961,520

*T. Rowe Price    Retirement Strategy Trust - Balanced      59        6,601,135



*Represents a party-in-interest transaction for the year ended
    December 31, 1997.

NOTE:  Net gain or (loss) is calculated using the moving average cost method.


          The accompanying notes are an integral part of this schedule.





                                                                  SCHEDULE II


                      CONSOLIDATED FREIGHTWAYS 401(K) PLAN


                                 EIN 94-1444798

                                  PLAN NO. 004

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                    (Note 5)




                                                           Sales
Identity of  Description of Asset, Including Maturity
                               Date,
   Party           Rate of Interest, Collateral,         Number of     Selling        Cost of   Net Gain
   Involved              and Par or Maturity           Transactions     Price          Asset       or
                               Value                                                             (Loss)
*T. Rowe Price    International Stock Fund                   73       $1,503,859    $1,328,357  $ 175,502

*T. Rowe Price    Growth Stock Fund                         137        1,774,118     1,465,710    308,408

*T. Rowe Price    U.S. Treasury Money Market Fund            61        1,350,219     1,350,219          -

*T. Rowe Price    Prime Reserve Fund                         55        5,064,997     5,064,997          -

*T. Rowe Price    Science & Technology Fund                 136        3,228,100     2,976,706    251,394

*T. Rowe Price    Equity Income Fund                        104        1,587,435     1,340,710    246,725

*T. Rowe Price    Balanced Fund                              57        6,108,149     5,030,153  1,077,996

*T. Rowe Price    Retirement Strategy Trust - Balanced       68         419,615        408,774     10,841


*Represents a party-in-interest transaction for the year ended December 31, 1997.

NOTE:  Net gain or (loss) is calculated using the moving average cost method.


          The accompanying notes are an integral part of this schedule.